Exhibit 99.1

Catalyst Paper announces further support for amended Plan of Arrangement

RICHMOND, BC, June 22, 2012 /CNW/ - Catalyst Paper today announced an update on the further amended plan of arrangement (Amended Plan) under the Companies' Creditors Arrangement Act. Catalyst Paper has reached an agreement in principle with certain additional holders of its 7 3/8% senior notes due March 1, 2014 (Unsecured Notes) on the terms of a settlement and support agreement (Agreement) to be entered into with respect to the Amended Plan.  These additional holders, who voted against the prior Plan of Arrangement, hold approximately US$120 million aggregate principal amount of outstanding Unsecured Notes.

"We are pleased that additional holders have agreed to support and vote in favour of the Amended Plan," says Kevin J. Clarke, President and Chief Executive Officer. "This support brings us one step closer to achieving our vision of a stronger and more viable Catalyst Paper for our customers, vendors, employees, pensioners and community at large."

Pursuant to the Agreement, these holders will agree to settle and release all claims against Catalyst and its directors and officers and to support and vote in favour of the Amended Plan.  Under the Agreement, Catalyst will agree to pay certain legal expenses incurred by the Noteholders in connection with the restructuring. The Agreement does not result in any changes to the Amended Plan or in the consideration being paid to unsecured creditors under the Amended Plan. The Agreement is subject to Court approval and a hearing to consider the Agreement has been scheduled for the morning of Monday, June 25, 2012.

The Agreement will be subject to termination in certain circumstances, including if the Amended Plan is withdrawn or the company makes a filing with the Court seeking to amend or modify the Amended Plan in a manner than results in a material reduction in the distribution to the holders of the Unsecured Notes.

As previously announced, Meetings to consider the Amended Plan will be held on June 25, 2012 at 10:00 am for Unsecured Creditors (including holders of Unsecured Notes and General Unsecured Claims) and 11:00 am for First Lien Noteholders at Delta Vancouver Airport Hotel, 3500 Cessna Drive, Richmond, BC.

Further Information and Monitor Contact Information

Additional information is contained on the Monitor's website, which is available at http://www.pwc.com/ca/en/car/catalyst-paper-corporation/index.jhtml and in Catalyst Paper's information circular dated March 23, 2012 (the Circular) available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and Catalyst Paper's web page (www.catalystpaper.com). Terms used in this news release that are defined in the Circular have corresponding meanings.

Creditors who have questions may contact the Monitor at PricewaterhouseCoopers Inc., 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 3S7 (Attention: Patricia Marshall), phone: 604-806-7070 or email: catalystclaims@ca.pwc.com.

General Information

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.8 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to implementation of the Amended Plan  are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including failure to obtain court approval and those risks and uncertainties identified under the heading "Risk Factors" in the Circular and under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2011 and report for the first quarter of 2012, all of which are available at www.sedar.com.

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice President, Treasurer & Corporate Controller
604-247-4037

Media:
Lyn Brown
Vice President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 21:05e 22-JUN-12